Video Transcription

Hi, I'm Tawni O'dell. I'm a New York Times best selling novelist, and more recently a screenwriter and film producer. I've written six novels, all of them critically acclaimed. They've been published in over 40 countries. My first backroads was an Oprah Winfrey book club selection. I was actually on her show.

Books are my life, and I'm not alone in my love of reading. 28% of American adults read at least 11 books a year. That's 90 million people. And readers are fanatics. They love to talk about authors and their favorite books. There are even clubs for this. They're called... book clubs.

I'm what you would call a self made woman. I've attained my success through hard work, perseverance and talent. I'm a gifted writer. I'm also a daughter, sister, friend and neighbor, taxpayer, triple a member. But, most importantly I'm a mom. I have two great kids who I've raised on my own. And I give a great deal of thought to the world we are leaving behind for our children.

I'm not going to make a gizmo that erases ozone eating particulates from smoke stacks. What I contribute to the world are my stories. Stories that inspire, that make you think, that make a difference. This time instead of writing a novel, I'm making a movie!

The movie is Rewrites. It's a comedy about a young man who's on a mission to get people to read more who's ironically using a medium that he feels is making people more stupid - reality tv. He comes up with an idea to make a competition show about writers. No one wants to do it. Writers are boring, he's told. So he makes it himself

Rewrites is genuine. It's authentic. It's a reflection of the world we live in, the surprises the possibilities and how ever new day is full of hope. Oh and there's a monkey in it, I'm serious, there's a monkey. It does not have explosions car chases zombies, animated fish, a 300 million dollar budget, 12 producers, and any grown men in spandex and capes.
Therefore, it can be made for a reasonable sum of money.

I've played the hollywood game. All of my books have been courted by producers and agents in sunglasses and sports car. None of them have seen the light of day. That's the way things are done there. Quality scripts gather dust while comic books are made again, and again, and again and again.

Success in any walk of life comes from surrounding yourself with talented people who know what they're doing. I've assembled an a list team with an impressive list of industry awards and years of experience that will make Rewrites with the excellence of my words.

The only thing I still need, is you.
I've never set a goal that i didn't attain. Whether it's be climbing to the top of the best seller list.
Or making 10 lasagna's for my son's cross country team banquet.
Join me on the journey that is, Rewrites.